Registration No. 333-168971
Filed Pursuant to Rule 424(b)(3)

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 9 DATED JANUARY 18, 2013

Supplement No. 9 to be used with
PROSPECTUS DATED MAY 2, 2012

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 9 (cumulative, replacing all prior supplements) dated January 18, 2013 reports on (a) the status of our best-efforts offering of Units; (b) the extension of our best-efforts offering of Units until January 19, 2014; (c) our recent purchase of 3 hotels containing a total of 378 guest rooms for an aggregate gross purchase price of approximately $37.5 million; (d) our execution of certain purchase contracts that relate to 6 hotels containing a total of 730 guest rooms and that provide for an aggregate gross purchase price of approximately $107.3 million; (e) the termination of 2 purchase contracts; (f) an update regarding our legal proceedings; (g) our execution of a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a membership interest in Apple Air Holdings, LLC for approximately $1.45 million; (h) financial and operating information for all of our recently purchased hotels; and (i) our recent financial information and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of December 31, 2012, we had closed on the sale of 56,942,282 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $626.4 million and proceeds net of selling commissions and marketing expenses of approximately $563.7 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $726.4 million and proceeds net of selling commissions and marketing expenses of approximately $653.7 million.

In connection with our hotel purchases to date, we paid a total of approximately $10.4 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.